FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        September, 2003

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant’s name into English)

Suite 700, 407 2nd Street SW Calgary, Alberta Canada T2P 2Y3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 22, 2003	signed "Don Gleason" Don Gleason, CFO

C h  a  r   t   w   e   l   l     T   e   c   h   n    o   l   o   g   y     I  n  c .

PRESS RELEASE

CHARTWELL ANNOUNCES RECIEPT OF ALDERNEY CERTIFICATE
OF PRIOR APPROVAL

Chartwell Technology Inc.	TSX-VEN: CWH

Calgary, Canada, September 8, 2003, Chartwell Technology Inc. (TSX-VEN: CWH) a leading provider of gaming software systems and entertainment content to the online and remote gaming industry, announces that the Alderney Gambling Control Commission has issued Chartwell a Certificate of Prior Approval. The Certificate of Prior Approval reflects the licensing jurisdiction’s satisfaction with the results of a very extensive due diligence enquiry into Chartwell’s business structure and its officers and directors.

“The Certificate of Prior Approval now provides Chartwell with the ability to confidently enter into negotiations with major gaming operators that seek the reputability and protection of the tightly controlled regulatory environment afforded by Alderney,” states Darold H. Parken, President and CEO of Chartwell.

Mr. Parken adds, ” We are experiencing significantly higher levels of interest, particularly in the European region, from brand name gaming operators and being able to provide them with this sort of complete corporate certification further enhances our position as their leading choice of software supplier”.

Alderney is one of only a few jurisdictions that have created a framework for the licensing and regulation of interactive gaming. The Alderney Gambling Control Commission was established in May 2000. The Commission is independent and non-political and regulates gambling on behalf of the States of Alderney. The mandate of the Commission is to provide a regulatory environment that meets the highest standards and thereby both protects the reputation of Alderney and attracts world-class operations.

“For the gaming industry to fully develop, we believe that the playing public must have confidence not only in the gaming products themselves but also in the existence of a fair and responsible gaming environment. That confidence is created through a combination of reputable software suppliers, gaming operators and a high degree of player protection and gaming standards enforced by recognizable and creditable authorities. Chartwell’s plans for continued success and growth within the industry are based upon our ability to offer our wide range of gaming products and platforms within highly regulated jurisdictions such as Alderney,” adds Mr. Parken.

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet, wireless and other remote access devices. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at: www.chartwelltechnology.com

For further information, please contact:

                David Bajwa, Investor Relations
                (877) 699-4180 or (604) 669-4180
                info@chartwelltechnology.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.